Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132449
PROSPECTUS
28,875,000 Shares
Loudeye Corp.
Common Stock

       We are registering 28,875,000 shares of our common stock, par value $0.001 per share, for resale by the selling stockholders identified in this prospectus. These shares of common stock include the resale of:

•	16,500,000 shares of our common stock issued pursuant to a Subscription Agreement dated February 20, 2006 (the “Subscription Agreement”), and

•	12,375,000 shares of our common stock issuable upon exercise of warrants issued pursuant to the Subscription Agreement.
      Please see “Selling Stockholders” and “Plan of Distribution” for information about the selling stockholders and the manner of offering of the common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
      Our common stock is listed on the Nasdaq Capital Market under the symbol “LOUD.” The closing sale price of our common stock, as reported on the Nasdaq Capital Market on March 10, 2006, was $0.47 per share.

       Investing in our common stock involves a high degree of risk. You should invest only if you can afford a complete loss of your investment. See “Risk Factors,” beginning on page 4.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 19, 2006

      You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

      Loudeye,” “Loudeye Corp.” and the stylized Loudeye logo are registered trademarks of Loudeye Corp. and Digital MusicStoretm are also our trademarks. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

      In this prospectus, “Loudeye,” “we,” “us” and “our” refers to Loudeye Corp.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus, including the documents incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like “anticipate,” “estimates,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “will,” “management believes,” “Loudeye believes,” “Loudeye intends,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus.
      Because the factors discussed in the “Risk Factors” section of this prospectus and any accompanying prospectus supplement could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
      You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
PROSPECTUS SUMMARY
      The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this prospectus. Without limiting the generality of the foregoing, prospective investors should carefully consider the factors set forth under the caption “Risk Factors” on page 4.
LOUDEYE CORP.
      We are a worldwide leader in business-to-business digital media services that facilitate the distribution, promotion and sale of digital media content for media and entertainment, mobile communications, consumer products, consumer electronics, retail, and ISP customers. Our services enable our customers to outsource the management and distribution of audio and video digital media content over the Internet and other electronic and wireless networks. Our proprietary consumer-facing e-commerce services, combined with our technical infrastructure and back-end solutions, comprise an end-to-end service offering. These service offerings range from turn-key, fully-outsourced digital media distribution and promotional services, such as private-labeled digital media store services, including mobile music services, to digital media content services, such as encoding, music samples services, hosting, webcasting and Internet radio services. Our outsourced solutions can decrease time-to-market for our customers while reducing the complexity and cost of digital asset management and distribution compared with internally developed alternatives, and they enable our customers to provide branded digital media service offerings to their users while supporting a variety of digital media technologies and consumer business models.
      None of the selling stockholders in this registration statement is affiliated with Loudeye.

      A more detailed description of our business is contained in our annual report on Form 10-K for the year ended December 31, 2005, which we have incorporated by reference into this prospectus.
      Our principal executive offices are located at 1130 Rainier Avenue South, Seattle, Washington 98144 and our telephone number is (206) 832-4000.
RISK FACTORS
      Loudeye operates in a dynamic and rapidly changing industry that involves numerous risks and uncertainties, both in the U.S. and abroad. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our business operations in the future. If any of the following risks actually occur, our business, operating results and financial position could be harmed.

Risks Related to Our Business
          We have a history of losses, negative cash flows on a quarterly and annual basis, negative working capital as of December 31, 2005, and we may experience greater losses from operations than we currently anticipate. These factors raise doubt about our ability to continue as a going concern.
      As of December 31, 2005, we had an accumulated deficit of $242.6 million. We have incurred net losses from inception, and we expect to continue to incur net losses in future periods. We had a negative working capital balance as of December 31, 2005 of $1.9 million. To achieve future profitability, we will need to generate additional revenue or reduce expenditures. We can give no assurance that we will achieve sufficient revenue or reduced expenditures to be profitable on either a quarterly or annual basis in the future. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Even if we ultimately do achieve profitability, we may not be able to sustain or increase profitability on either a quarterly or annual basis.
          We may need to raise additional capital to reach profitability.
      Our unrestricted cash reserves as of December 31, 2005 totaled approximately $9.0 million, and in February 2006 we closed a private placement financing in which we raised net proceeds of approximately $7.6 million. These existing cash reserves may not be sufficient to fund operating and other expenses for the next twelve months, or until we reach profitability. As a result, we may need to secure additional financing to execute on our business plan. We may not be able to obtain such financing on acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may need to sell assets or reduce expenditures, or both, and we may not be able to pursue all of our business objectives. Any inability to secure additional funding could force us to liquidate our business or otherwise seriously harm our business, results of operations and financial condition.
          Our quarterly and annual financial results will continue to fluctuate making it difficult to forecast our operating results.
      Our quarterly and annual operating results have fluctuated in the past and we expect our revenue and operating results may vary significantly from quarter to quarter and year to year due to a number of factors, many of which are beyond our control, including:

•	Market acceptance of our services;

•	Variability in demand for our digital media services;

•	Competition from other companies entering our markets;

•	Our customers’ commitment to adequately market and promote their digital media stores;

•	Ability of our customers and us to procure necessary intellectual property rights for digital media content;

•	Willingness of our customers to enter into longer-term volume or recurring revenue digital media services agreements and purchase orders in light of the economic and legal uncertainties related to their business models;

•	Fluctuating wholesale costs for digital media content, especially from major record labels;

•	Willingness of competitive consumer digital media services to maintain a consumer retail price below the wholesale cost of the content in an effort to gain market share or for other competitive reasons;

•	Charges related to restructuring of our business, including personnel reductions and excess facilities; and

•	Governmental regulations affecting use of the Internet, including regulations concerning intellectual property rights and security measures.
      Our limited operating history, unproven business model and significant acquisitions and dispositions of businesses (in particular our acquisition of OD2 in June 2004), further contribute to the difficulty of making meaningful quarterly comparisons and forecasts. Our current and future levels of operating expenses and capital expenditures are based largely on our growth plans and estimates of expected future revenue. These expenditure levels are, to a large extent, fixed in the short term and our sales cycle can be lengthy. Thus, we may not be able to adjust spending or generate new revenue sources in a timely manner to compensate for any shortfall in revenue, and any significant shortfall in revenue relative to planned expenditures could have an immediate adverse effect on our business and results of operations. If our operating results fall below the expectations of securities analysts and investors in some future periods, our stock price could decline significantly.
          We have restructured our business to focus on our digital media store services operated out of Europe. Even after giving effect to this restructuring, we may not have sufficient cash to execute on our current business plan and any restructuring may impact our ability to execute on our business plan.
      We have taken steps to restructure certain aspects of our business, including through reducing our work force, discontinuing the operation of Overpeer Inc., and renegotiating existing agreements with customers. However, restructurings take time to implement and themselves involve costs to implement, such as severance and contract and lease termination costs. There can be no assurance that we will be successful in renegotiating any agreements or otherwise in implementing a restructuring. There can also be no assurance that following a restructuring we would have sufficient cash reserves until we achieve profitability. Furthermore, our restructuring could have a material adverse impact on our ability to execute on our business plan.
          We depend on a limited number of customers for a significant percentage of our digital media store services revenue. These customers may be able to terminate their service contracts with us on short notice, with or without cause. Accordingly, the loss of, or delay in payment from, one or a small number of customers could have a significant impact on our revenue, operating results and cash flows.
      A small number of customers account for a significant percentage of our digital media store services revenue, which represented 77% of our revenue in 2005, and may continue to do so for the foreseeable future. Microsoft Corporation’s MSN music services accounted for approximately 24% of our total digital music store services revenue in 2005. The next four customers accounted for an additional approximately 42% of total digital media store services revenue in 2005. We believe that a small number of customers may continue to account for a significant percentage of certain of our revenue streams for the foreseeable future. Some of these customers can terminate their service contracts with us on short notice, with or without cause, and in some cases, without penalty. Due to high revenue concentration among a limited number of customers, the cancellation, reduction or delay of a large customer order or our failure to complete or deliver a project on a timely basis during a given quarter is likely to significantly reduce revenue. In addition, if any significant customer fails to pay amounts it owes us, or does not pay those amounts on time, our financial condition, revenue and operating results could suffer.
          EMI Music is transitioning away from our encoding services and we may not be successful in adding additional customers or markets for our encoding services, which would impact our revenue and results of operations and could impact our other digital media content services.
      To date, we have generated substantially all of our encoding services revenue from fees for delivering EMI Music content to digital service providers, or DSPs. In February 2006, we were notified by EMI Music that it intends to transition all encoding services for EMI Music content to another service provider. According to information provided to us by EMI Music, the expected transition plan will result in DSPs that are receiving encoded EMI Music content from Loudeye being migrated to the new service provider during the second quarter of 2006. EMI Music could transition its customers faster than we anticipate, which would result in encoding service revenue below what we currently anticipate. We also may not succeed in our efforts to continue our efforts to expand our encoding services to additional customers and into additional markets, such as video encoding. If these efforts are unsuccessful, our encoding services revenue could be materially adversely affected, our results of operations could suffer, and we may need to consider discontinuing such services. In addition, if we are unable to expand our encoding services to additional customers and markets fast enough to replace the revenue we would have expected to generate during 2006 from our relationship with EMI Music, we would expect to restructure operations related to encoding services during the first half of 2006. Our response to EMI Music’s transition plan may also have an impact on our samples, internet radio, hosting and webcasting services as these service offerings all utilize shared resources.
          If we are unsuccessful in expanding our mobile music store service offerings to additional customers, we may fail to meet expectations of our business plan and our results of operations could be harmed.
      We believe future growth in our digital media store services depends significantly upon the growth of the mobile market for digital content services, including music and video. We continue to invest in our mobile music platform. There are a number of industry challenges that could impact the adoption rate of mobile platforms as a leading method of digital music purchase, including the rate of adoption of compatible mobile handsets, availability of high speed mobile data networks, adoption by mobile consumers of mobile data plans, any pricing differential (both wholesale and retail) between content purchased over-the-air to a mobile device and purchased by other means, development of content and digital rights management standards and technologies acceptable to content licensors, and the impact on the economics of the mobile music business of certain issued patents. Significant growth in demand for our music store services is likely to also depend on significant growth in adoption of Windows compatible portable music devices. If we are unsuccessful in meeting the challenges and complexities of mobile music distribution or are unsuccessful in securing additional customers for our services, our results of operations could be harmed. Furthermore, our relationship with Nokia Corporation is an important element of our mobile music strategy. If we or Nokia were to terminate this relationship, our reputation and results of operations from mobile digital media store services could be harmed.
          Our digital media store services generally have relatively low gross margins.
      On a blended basis, costs of our digital media store services as a percentage of the revenue generated by those services are generally higher than those of our digital media content services, such as encoding services. A trend towards more music store services as a percentage of our total revenue is likely to reduce our overall gross margins.
          Increases in wholesale rates for digital music content may negatively impact gross margins which could harm our business
      The margin associated with transactional revenue is highly dependent upon factors outside our control such as the wholesale rate charged for content by rights holders such as the major record labels and transactional processing fees such as credit card interchange fees. Some of the major record labels in certain territories have begun pricing their premium content at wholesale rates in excess of or very near to the prevailing retail price. Increased wholesale rates charged for popular digital music content may negatively impact our gross margins if retail rates do not increase, which in turn may harm our business. Furthermore, increased wholesale rates that do not translate into increased retail rates in the digital music market could limit the growth of new services.
          Our efforts to institute variable pricing rates for digital content may result in loss of end consumers and a reduction in transactional revenue, which could harm our business, reputation and results of operations.
      We have begun efforts to implement a variable price rate structure in some of our key markets and music stores in Europe designed to improve our margin associated with our transactional revenue. The immediate impact of these pricing changes is that the rates we charge for some digital content will be higher than the rates charged by our competitors, such as Apple Computer’s iTunes music service. If we lose customers as a result of the higher prices we are charging, our business, reputation and results of operations could be harmed.
          Our music content licenses are generally for limited terms. If we are unable to reach agreement with recorded music companies, especially with the four major recorded music companies, to renew existing licenses or to grant us expanded license rights, portions of our services could be interrupted and our business and results of operations could be harmed.
      We have digital download content license agreements with all four major recorded music companies — EMI Music Marketing, Sony BMG Music Entertainment, UMG Recordings, and Warner Music Group — and numerous independent record labels, and in each case our license grants are for finite terms and generally require the consent of the label to renew. Our licenses generally provide for the content owner to change wholesale content prices on advance notice and on renewal. In addition, these content licenses may be terminated by the recorded music companies at any time upon a specified period of advance notice or under circumstances such as our breach of these agreements. Our major label content licenses have limited territories, and as a result we have separate license agreements for major label content in the U.S., Europe and Australia and we would require new licenses for other territories.
      Content owners may use renewal time periods as leverage for increasing wholesale content rates and making other changes such as demanding royalty advances. There can be no assurance we will be successful in renewing our content license agreements on commercially reasonable terms, if at all. If we are unsuccessful in securing renewals of these label license agreements before expiration of existing agreements, our digital media services with respect to any one or a number of the labels’ content could be interrupted, and our business and results of operations could be harmed.
      In addition, we are seeking expanded license rights from the major record labels and other content owners for rights such as over-the-air deliveries, unlimited streaming and music video streaming. New license rights may be coupled with substantial up-front fees or advances and there can be no assurance we will be successful in negotiating these expanded content license agreements on commercially reasonable terms, if at all. If we are unsuccessful in obtaining additional license rights from the content owners for emerging distribution methods, such as over-the-air deliveries, our business and results of operations could be harmed.
          Our music content licenses generally require prior approval for us to distribute content to our customers. If approval is delayed or withheld, portions of our services could be interrupted and our business and results of operations could be harmed.
      Our content license agreements from the major recorded music companies generally require prior approval before we can distribute content to our customers. We have experienced delays and challenges in obtaining timely approval of certain new and existing customers, especially for our music samples service.

If approval is delayed or withheld, we may not be able to satisfy our contractual obligations to our customers. As a result, our reputation within the music industry could be harmed, our services could be interrupted and our business and results of operations could be harmed.
          Recorded music companies and our customers may desire to have a direct license relationship. This trend may lengthen our sales cycle and may result in us reporting certain music store services revenue on a net basis rather than on a gross basis.
      While we typically secure content licenses on behalf of our customers, there is a trend for certain of the major recorded music companies to want to provide licenses directly to new consumer music services, and some consumer music services, especially those of household brand names, are requiring direct licensing arrangements with the labels. If these trends continue our business may be significantly impacted including by extending our sales cycle and requiring us to assist our customers in obtaining licenses from content owners. This could change the way we report revenue because to the extent license rights do not pass through Loudeye and our customers are required or elect to license and pay content owners directly, our transactional revenue may decrease and gross margins as a percentage of revenue may increase if we report revenue on a net basis (net of third party content fees) rather than on a gross basis.
          Our music content licenses could result in operational complexity that may divert resources or make our business more expensive to conduct.
      The large number of licenses in Europe and in the U.S. that we need to maintain in order to operate our music-related services creates operational difficulties in connection with tracking the rights that we have acquired and the complex structures under which we have royalty and reporting obligations. In addition, in some circumstances, we are responsible for obtaining licenses from professional rights organizations, both in Europe and in the U.S., such as The MCPS-PRS Alliance Limited in the United Kingdom, The American Society of Composers, Authors and Publishers, Inc. (ASCAP), Broadcast Music, Inc. (BMI), and SESAC, Inc. (SESAC), and for tracking and remitting royalties to these rights organizations. There is uncertainty in certain geographies over what license rights, or corresponding rates, are required, as evidenced by a lawsuit brought by SPEDIDAM, a royalty collection agency in France, against OD2 and others alleging royalties due for digital content reproduction and distribution. The disparate types and shear quantity of licenses we must obtain and track adds to the complexity of the royalty structure in which we operate. The effort to obtain the necessary rights from such third parties is often significant, and could disrupt, delay, or prevent us from executing our business plans. Because of the large number of potential parties from which we must obtain licenses, we may never be able to obtain a sufficient number of licenses to allow us to provide services that will meet our customers’ expectations.
      Our licensing agreements typically allow the third party to audit our royalty tracking and payment mechanisms to ensure that we are accurately reporting and paying royalties owed. If we are unable to accurately track amounts that we must pay to the numerous parties with whom we have licenses in connection with each delivery of digital music services or if we do not deliver the appropriate payment in a timely fashion, we may risk financial penalties and/or termination of licenses.
          We make estimates of music publishing and performance rates; a determination of higher than estimated royalty rates could negatively impact our operating results.
      We make estimates of our music publishing and certain other music royalties owed for our domestic and international music services. Differences in judgments or estimates could result in material differences in the amount and timing of our music publishing and royalty expense for any period. Under European and U.S. copyright laws, we may be required to pay licensing fees for digital sound recordings and compositions we make and deliver. Copyright law in the U.S. and in Europe generally does not specify the rate and terms of the licenses, which are determined by voluntary negotiations among the parties or, for certain compulsory licenses where voluntary negotiations are unsuccessful, by arbitration. There are certain geographies and agencies for which we have not yet completed negotiations with regard to the royalty rate to be applied to our current or historic sales of our digital music offerings. In addition, the arena of royalty negotiations is litigious, evidenced for example by a lawsuit brought by SPEDIDAM, a royalty collection society in France, against OD2 and others in March 2006. We may be required to pay a rate that is higher than we expect, or where we previously believed no royalty was due. Our estimates are based on contracted or statutory rates, when established, or management’s best estimates based on facts and circumstances regarding the specific music services and agreements in similar geographies or with similar agencies. While we base our estimates on historical experience, established industry practice and on various other assumptions that management believes to be reasonable under the circumstances, actual results may differ materially from these estimates under different assumptions or conditions.
          We may be liable or alleged to be liable to third parties for music, software, and other content that we encode, distribute, archive or make available to our customers.
      We may be liable or alleged to be liable to third parties, such as the recorded music companies, music publishers and performing rights organizations, for the content that we encode, distribute, archive or make available to our customers as samples, streams, downloads or otherwise:

•	If the performance of our services is not properly licensed by the content owners or their representatives such as the recorded music companies, music publishers and performing rights organizations;

•	If the content or the performance of our services violates third party copyright, trademark, or other intellectual property rights;

•	If our customers violate the intellectual property rights of others by providing content to us or by having us perform digital media services;

•	If the manner of delivery of content is alleged to violate terms of use of third party delivery systems, such as peer-to-peer networks; or

•	If content that we encode or otherwise handle for our customers is deemed obscene, indecent, or defamatory.
      Any alleged liability could harm our business by damaging our reputation, requiring us to incur legal costs in defense, exposing us to awards of damages and costs and diverting management’s attention which could have an adverse effect on our business, results of operations and financial condition. Our customers for encoding services generally agree to indemnify and hold us harmless from claims arising from their failure to have the right to encode the content given to us for that purpose. However, customers may contest this responsibility or not have sufficient resources to defend claims and we have limited or no insurance coverage for claims of this nature.
      In certain aspects of our business, we rely on well-established industry practice concerning rights matters. These industry practices could change over time or certain rights holders could become newly active in pursuing alleged licensing opportunities concerning certain areas of our business. Changing industry practices concerning intellectual property rights or any requirement that we litigate or settle questions of intellectual property rights as new matters arise could have a material adverse affect on our results of operations, business and prospects.
      Because we host, stream and webcast audio and video content on or from our website and on other websites for customers and provide services related to digital media content, we face potential liability or alleged liability for negligence, infringement of copyright, patent, or trademark rights, defamation, indecency and other claims based on the nature and content of the materials we host. Claims of this nature have been brought, and sometimes successfully prosecuted, against content distributors. In addition, we could be exposed to liability with respect to the unauthorized encoding of content or unauthorized use of other parties’ proprietary technology, including third party delivery systems such as peer-to-peer networks. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage or any alleged liability could harm our business.

      We cannot provide assurance that third parties will not claim infringement by us with respect to past, current, or future technologies or services. The music industry in particular has recently been the focus of infringement claims. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. In addition, these risks are difficult to quantify in light of the continuously evolving nature of laws and regulations governing the Internet. Any claim relating to proprietary rights, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements, and we can not assure you that we will have adequate insurance coverage or that royalty or licensing agreements will be available on terms acceptable to us or at all.
          Competition may decrease our market share, revenue, and gross margins.
      We face intense and increasing competition in the global digital media services market. If we do not compete effectively or if we experience reduced market share from increased competition, our business will be harmed. In addition, the more successful we are in the emerging market for digital media services, the more competitors are likely to emerge.
      To date, Apple Computer’s popular iPod line of portable digital media players and Apple’s iTunes music store service have dominated the market for digital audio and video content. The digital music stores we power compete with Apple’s iTunes services for end consumers. While we are implementing tiered-pricing for audio content across certain of our stores in response to increased wholesale rates for content, Apple is currently maintaining a flat retail rate for audio content of € 0.99 in Europe and $0.99 in the U.S. In addition, Apple Computer has not designed its popular iPod line of portable digital media players to function with our music services and users who purchase content through the digital music stores we power may not be able to play music they purchase there on their iPods. If we and the digital music services we power are unsuccessful in competing with Apple’s services or making our services compatible with Apple’s devices, our business and results of operations could be harmed.
      For our business-to-business digital media store services, we compete against several companies providing similar levels of outsourced digital music services including Cable and Wireless plc., Widerthan Co., Ltd., Digital World Services AG, Groove Mobile (formerly Chaoticom), Liquid Digital, Melodeo, Inc., MusicNet, Inc., MusicNow LLC, MusiWave, MPO Group, Siemens AG, Soundbuzz Pte Ltd., as well as in-house efforts by our potential customers. Our customers face significant competition from “free” peer-to-peer services, such as MetaMachine Inc.’s eDonkey, Sharman Network Inc.’s KaZaA, StreamCast Networks, Inc.’s Morpheus, Grokster, Ltd. and a variety of other similar services that allow computer users to connect with each other and to copy many types of program files, including music and other media, from one another’s hard drives, all without securing licenses from content providers. For our encoding services, we compete against companies such as Consolidated Independent ltd and Sony DADC. For our music samples services, we compete with companies including Muze Inc. and AEC One Stop Group, Inc.’s All Music Guide. In addition, well-capitalized, diversified digital media technology companies such as Microsoft Corporation, Apple Computer Inc., Real Networks, Inc., and Napster, LLC compete with our customers and may compete with us in the future with their own services. For certain services, such as encoding and music distribution, the major record labels have acquired or otherwise invested in digital music services and technologies that could compete with our services. Traditional and satellite radio broadcasters have developed online music and radio services which also compete with our solutions.
      Many of our competitors have substantially more capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These competitors may also engage in more extensive development of their technologies, adopt more aggressive pricing policies and establish more comprehensive marketing and advertising campaigns than we can. Our competitors may develop service offerings that we do not offer or that are more sophisticated or more cost effective than our own. For these and other reasons, our competitors’ services may achieve greater acceptance in the marketplace than our own, limiting our ability to gain or maintain market share and customer loyalty and to generate sufficient revenue to achieve a profitable level of operations. Our failure to adequately address any of the above factors could harm our business and results of operations.
          If we do not continue to add customers for our services, our revenue and business will be harmed.
      In order to achieve return on our investments in all of our service offerings, we must continue to add new customers while minimizing the rate of loss of existing customers. If our sales, marketing and promotional activities fail to add new customers at a rate significantly higher than our rate of loss, our business will suffer. In addition, if the costs of such sales, marketing and promotional activities increase in order to add new customers, our margins and operating results will suffer.
          Our business will suffer if we do not anticipate and meet specific customer requirements or respond to technological change.
      The market for digital media services is characterized by rapid technological change, frequent new service offerings, new device introductions, new digital rights management standards and changes in customer requirements, some of which are unique or on a customer by customer basis. We may be unable to respond quickly or effectively to these developments or requirements. Our future success will depend to a substantial degree on our ability to offer services that incorporate leading technology, address the increasingly sophisticated, varied or individual needs of our current and prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. You should be aware that:

•	Our technology or systems may become obsolete upon the introduction of alternative technologies;

•	We may not have sufficient resources to develop or acquire new technologies or the ability to introduce new services capable of competing with future technologies or service offerings; and

•	The price of our services is likely to decline as rapidly as the cost of any competitive alternatives.
      The development of new or enhanced services through technology development activities is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new services and enhancements. In addition, our inability to effectively manage the transition from older services to newer services could cause disruptions to customer orders and harm our business and prospects.
          Paid digital media content services face competition from “free” peer-to-peer services.
      Our customers’ digital media store services face significant competition from “free” peer-to-peer services, such as Sharman Network Inc.’s KaZaA, StreamCast Networks, Inc.’s Morpheus, and a variety of other similar services that allow computer users to connect with each other and to copy many types of program files, including music and other media, from one another’s hard drives, all without securing licenses from content providers. While the U.S. Supreme Court’s July 2005 ruling in the peer-to-peer piracy case MGM Studios, Inc. v. Grokster, Ltd., may mean that peer-to-peer networks that do not filter for unlicensed content available over their networks could be liable for damages for copyright infringement, enforcement efforts against peer-to-peer networks have not effectively shut down all of these services to date, and there can be no assurance that these services will ever be shut down. The ongoing presence of these “free” services substantially impairs the marketability of legitimate services, regardless of the ultimate resolution of their legal status.
      Because digital recorded music formats, such as MP3, do not always contain mechanisms for tracking the source or ownership of digital recordings, users are able to download and distribute unauthorized or “pirated” copies of copyrighted recorded music over the Internet. This piracy is a significant concern to record companies and artists, and is a primary reason many record companies and artists are reluctant to digitally deliver their recorded music over the Internet. As long as pirated recordings are available, many consumers will choose free pirated recordings rather than paying for legitimate recordings. Continued

illegal content downloading and sharing may slow growth in the market for paid digital music downloads, which could harm our results of operations.
          Average selling prices of our services may decrease, which may negatively impact our gross margins.
      The average selling prices of our services may be lower than expected as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer term purchase commitments or otherwise. The pricing of services sold to our customers depends on the duration of the agreement, the specific requirements of the order, the sales and service support and other contractual agreements. We have experienced and expect to continue to experience pricing pressure and anticipate that the average selling prices and overall gross margins for our services may be impacted. We may not be successful in developing and introducing on a timely basis new services with enhanced features or improved versions of our existing services that can be sold at higher gross margins.
          Our music store services operating results fluctuate on a seasonal and quarterly basis.
      Sales of recorded music tend to be seasonal in nature, with a disproportionate percentage of annual music purchases occurring in the fourth quarter. We expect transactional related revenue from our digital media stores services to be impacted by such seasonality long-term; however, increasing consumer adoption of digital media services should largely mitigate the impact of such seasonality in the near term. This sales seasonality may affect our operating results from quarter to quarter. Prior to our acquisition of OD2 in June 2004 and the expansion of our music store services, we did not experience significant seasonality in our business. Historically, our European operations tend to experience lower growth in the seasonally slow third calendar quarter each year. We cannot assure you that revenue from our music store services will continue at the level experienced in prior quarters or that they will be higher than such revenue for our other quarters. Seasonality in our business makes it more difficult to make meaningful period to period comparisons for our business.
          A decline in current levels of consumer spending could reduce our music store service revenue.
      Our music store services revenue is directly affected by the level of consumer spending. One of the primary factors that affect consumer spending is the general state of the local economies in which we operate. Lower levels of consumer spending in regions in which our customers operate music stores could have a negative impact on our business, financial condition or results of operations.
          Efforts by record labels to shore up declining sales of CDs may impact sales of digital content.
      Some record labels are refusing to license individual tracks of music for digital download in an effort to block so-called “unbundling” of album sales. These efforts are apparently designed to shore up declining sales of CDs. These efforts could slow consumer adoption of digital media consumption alternatives, which could harm our results of operations.
          Our success is dependent on the performance of our CEO and the cooperation, performance and retention of our executive officers and key employees.
      Michael Brochu joined as our chief executive officer on January 31, 2005. Our business and operations are substantially dependent on the performance and integration of our CEO, as well as the performance of our other executives. We do not maintain “key person” life insurance on any of our executive officers. The loss of one or several key employees could seriously harm our business. Any reorganization or reduction in the size of our employee base could harm our ability to attract and retain other valuable employees critical to the success of our business.
          We cannot be certain that we will be able to protect our intellectual property.
      Our intellectual property is important to our business, and we seek to protect our intellectual property through copyrights, trademarks, patents, trade secrets, confidentiality provisions in our customer, supplier and strategic relationship agreements, nondisclosure agreements with third parties, and invention assignment agreements with our employees and contractors. There can be no assurance that measures we take to protect our intellectual property will be successful or that third parties will not develop alternative solutions that do not infringe upon our intellectual property.
          We may be subject to intellectual property infringement claims which are costly to defend and could limit our ability to use certain technologies in the future.
      We could be subject to intellectual property infringement claims by others. For example, in September 2004, Loudeye and Overpeer were named in a patent infringement lawsuit brought by Altnet, Inc., and others involving two patents that appear to cover file identifiers for use in accessing, identifying and/or sharing files over peer-to-peer networks. The complaint alleges that the anti-piracy services formerly offered by our Overpeer subsidiary infringed the patents in question. The complaint does not state a specific damage amount.
      In addition, we rely upon third party technologies in our service offerings. When we license third party technologies, we generally are indemnified by the third party service provider against liabilities arising from infringement of other proprietary rights, however there can be no assurance that these indemnification rights will be sufficient or that the third party will have sufficient resources to fulfill its indemnity obligations.
      Several public companies such as Napster, Inc. and Realnetworks, Inc. that offer digital music distribution services in the U.S. over the Internet, especially through subscription services, have disclosed that lawsuits have been filed against them by several companies alleging that their music distribution services may infringe patents owned by those companies. Loudeye may be subject to similar claims, demands or litigation in the future, if Loudeye offers subscription services on behalf of its customers in the U.S.
      Potential customers may be deterred from distributing content over the Internet for fear of infringement claims. The music industry in particular has recently been the focus of heightened concern with respect to copyright infringement and other misappropriation claims, and the outcome of developing legal standards in that industry is expected to affect music, video and other content being distributed over the Internet. If, as a result, potential customers forego distributing traditional media content over the Internet, demand for our digital media services could be reduced which would harm our business. The music industry in the U.S. is generally regarded as extremely litigious in nature compared to other industries and we could become engaged in litigation with others in the music industry. Claims against us, and any resultant litigation, should they occur in regard to any of our digital media services, could subject us to significant liability for damages including treble damages for willful infringement. In addition, even if we prevail, litigation could be time-consuming and expensive to defend and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims. Further, we offer our digital media services to customers in foreign countries that may offer less protection for our intellectual property than the United States. Our failure to protect against misappropriation of our intellectual property, or claims that we are infringing the intellectual property of third parties could have a negative effect on our business, revenue, financial condition and results of operations.
          We currently maintain two service platforms for our digital media store services which represents potential additional significant expense.
      We are developing enhancements to our European digital music store platform to support future mobile music store customers. We also launched a mobile music store service for a customer in Germany in the fourth quarter 2005 that is hosted on our Seattle platform. We may migrate customers from this Seattle platform to our European platform. There can be no assurance our customers will be satisfied with the operational specifications of the new platform or that we will have successfully anticipated and addressed all technological and operational issues associated with migrating customers to the European platform. We may incur significant costs and expenses in completing the platform migration which would negatively impact our results of operations.
          We must enhance our existing digital media services and develop and introduce new services in a timely manner to remain competitive in that segment. Any failure to do so in a timely manner will cause our results of operations to suffer.
      The market for digital media services is characterized by rapidly changing technologies and market offerings. This market characteristic is heightened by the emerging nature of the Internet and the continuing trend of companies from many industries to offer Internet-based applications and services. The widespread adoption of the new Internet, networking, streaming media, or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our operating practices or infrastructure. Our future success will depend in large part upon our ability to:

•	Identify and respond to emerging technological trends in the market;

•	Enhance our services by adding innovative features that differentiate our digital media services from those of our competitors;

•	Develop, acquire and license leading technologies;

•	Bring digital media services to market and scale our business and operations on a timely basis at competitive prices; and

•	Respond effectively to new technological changes or new service announcements by others.
      We will not be competitive unless we continually introduce new services or enhancements to existing services that meet evolving industry standards and customer needs. We must bring new services and enhancements to market in a timely manner to satisfy needs of existing and potential customers. In the future, we may not be able to address effectively the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. The technical innovations required for us to remain competitive are inherently complex, require long development schedules and are dependent in some cases on sole source suppliers. We will be required to continue to invest in research and development in order to attempt to maintain and enhance our existing technologies and services, but we may not have the funds available to do so. Even if we have sufficient funds, these investments may not serve the needs of customers or be compatible with changing technological requirements or standards. Most development expenses must be incurred before the technical feasibility or commercial viability of new or enhanced services and applications can be ascertained. Revenue from future services or enhancements to services may not be sufficient to recover the associated development costs.
          Delays in technology enhancements could result in customer terminations which could cause our results of operations to suffer.
      We may experience delays in completing enhancements to our existing services required for current or potential customers. Any such delays could impact anticipated launch dates for customer services. In addition to customer satisfaction issues caused by delays, we may incur additional expenses associated with efforts directed at speeding delivery of technology enhancements and our customers may ultimately terminate their service agreements with us, either or both of which could negatively impact our results of operations.
          The success of our digital media store services depends, in part, on interoperability with our customer’s music playback hardware.
      In order for our digital music services to continue to grow we must design our services to interoperate effectively with a variety of hardware products, including personal computers, mobile handsets, portable digital media players, home stereos, and car stereos. We depend on significant cooperation with manufacturers of these products and with software manufacturers that create the operating systems for such hardware devices to achieve our business and design objectives. To date, Apple Computer has not designed its popular iPod line of portable digital media players to function with our music services and users who purchase content through the digital music stores we power may not be able to play music they purchase there on their iPods. If we cannot successfully design our service to interoperate with the music playback devices that our customers own, through relationships with manufacturers or otherwise, our business will be harmed.
          The technology underlying our services is complex and may contain unknown defects that could harm our reputation, result in liability or decrease market acceptance of our services.
      The technology underlying our digital media services is complex and includes software that is internally developed and software licensed from third parties, including open source software. These software products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We may not discover software defects that affect our current or new services or enhancements until after they are sold or commercially launched. Furthermore, because our digital media services are designed to work in conjunction with various platforms and applications, we are susceptible to errors or defects in third-party applications that can result in a lower quality service for our customers. Because our customers depend on us for digital media management, any interruptions could:

•	Damage our reputation;

•	Cause our customers to initiate liability suits against us;

•	Increase our service development resources;

•	Cause us to lose revenue; and

•	Delay market acceptance of our digital media services.
      We do not have product liability insurance, and our errors and omissions coverage is not likely to be sufficient to cover our complete liability exposure.
          More consumers are utilizing non-PC devices to access digital content, and we may not be successful in developing versions of our services that will gain widespread adoption by users of such devices.
      In the coming years, the number of individuals who access digital content through devices other than a personal computer, such as portable digital media players, personal digital assistants, cellular telephones, television set-top devices, game consoles and Internet appliances, may increase dramatically. Manufacturers of these types of products are increasingly investing in media-related applications, but these devices are in an early stage of development and business models are new and unproven. If we are unable to offer our services on these alternative non-PC devices, we may fail to capture a sufficient share of an increasingly important portion of the market for digital media services or our costs may increase significantly.
      In addition, growth in demand for our music store services is likely to depend on growth in adoption of Windows Media Player compatible portable music devices. For example, our digital music store service is not compatible with the iPod music player, the leader in the digital audio player market. Success of our services could also be impacted by the rate of adoption of OMA version 2 DRM technologies.
          We provide guarantees to some of our customers under service level agreements and could be liable for service credits for failure to meet specified performance metrics.
      In connection with our encoding services and certain digital media store services, we provide our customers with guaranteed service performance levels. If we fail to meet these guaranteed performance metrics, we could be liable for monetary credits or refunds of service fees previously paid or owed to us. We have provided certain customers with credits for performance level failures and while we endeavor to avoid the imposition of such credits, we can not be certain we will always meet our service level guarantees. Our contracts generally provide for credits of a portion of the fees otherwise payable to us for the service in the event of a service level failure. Any failure could also result in termination of service contracts and could damage our reputation and ability to attract or retain customers.
          Our network is subject to security and stability risks that could harm our business and reputation and expose us to litigation or liability.
      Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks in Europe and in the U.S. Any compromise of our ability to transmit such information and data securely or reliably, and any costs associated with preventing or eliminating such problems, could harm our business. Our systems and operations are susceptible to, and could be damaged or interrupted by a number of security and stability risks, including: outages caused by fire, flood, power loss, telecommunications failure, Internet breakdown, earthquake and similar events. Our systems are also subject to human error, security breaches, power losses, computer viruses, break-ins, “denial of service” attacks, sabotage, intentional acts of vandalism and tampering designed to disrupt our computer systems, websites and network communications. A sudden and significant increase in traffic on our websites could strain the capacity of the software, hardware and telecommunications systems that we deploy or use. This could lead to slower response times or system failures.
      Our operations also depend on receipt of timely feeds from our content providers, and any failure or delay in the transmission or receipt of such feeds could disrupt our operations. We also depend on web browsers, ISPs and online service providers to provide access over the Internet to our service offerings. Many of these providers have experienced significant outages or interruptions in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of interruptions could continue or increase in the future.
      The occurrence of any of these or similar events could damage our business, hurt our ability to distribute services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We may be required to expend significant capital or other resources to protect against the threat of security breaches, hacker attacks or system malfunctions or to alleviate problems caused by such breaches, attacks or failures.
          Our services are complex and are deployed in complex environments and therefore may have errors or defects that could seriously harm our business.
      Our services are highly complex and are designed to be deployed in and across numerous large complex networks. Our digital distribution activities are managed by sophisticated software and computer systems. From time to time, we have needed to correct errors and defects. In addition, we must continually develop and update these systems over time as our business needs grow and change and these systems may not adequately reflect the current needs of our business. We may encounter delays in developing these systems, and the systems may contain undetected errors and defects that could cause system failures. Any system error or failure that causes interruption in availability of services or content or an increase in response time could result in a loss of potential or existing customers, users, advertisers or content providers. If we suffer sustained or repeated interruptions, our services and websites could be less attractive to such entities or individuals and our business could be harmed.
          Our transmission capacity is not entirely in our control, as we rely in part on transmission capacity provided by third parties. Insufficient transmission capacity could result in delays or interruptions in our services and loss of revenue.
      Significant portions of our business are dependent on providing customers with efficient and reliable services to enable customers to broadcast content to large audiences on a live or on-demand basis. Our operations in Europe and in the U.S. are dependent in part upon transmission capacity provided by third-party telecommunications network providers. Any failure of network providers to provide the capacity we require may result in a reduction in, or interruption of, service to our customers. If we do not have access to third-party transmission capacity, we could lose customers and if we are unable to obtain such capacity on terms commercially acceptable to us, our business and operating results could suffer.
          We may need to make additional future acquisitions to remain competitive. The process of identifying, acquiring and integrating these future acquisitions may have a material adverse effect on our operating results.
      Integrating any potential future acquisitions could cause significant diversions of management time and company resources. Our ability to integrate operations of acquired companies will depend, in part, on our ability to overcome or address:

•	The difficulties of assimilating the operations and personnel of the acquired companies and realizing anticipated operational and cost efficiencies without disruption to the ongoing business;

•	Impairment of relationships with employees, affiliates, advertisers and content providers of our business and acquired businesses;

•	The loss of key management and the difficulties in retaining key management or employees of acquired companies;

•	Operational difficulties, including the need to attract and retain qualified personnel and the need to attract customers;

•	The cost and challenges of integrating IT and financial systems;

•	Diversion of management’s attention from other business concerns and the potential disruption of our ongoing business;

•	The need to incorporate successfully the acquired or shared technology or content and rights into our services, including maintaining customer satisfaction while migrating to a single development platform; and

•	The difficulties of maintaining uniform standards, systems, controls, procedures and policies.
      In addition, completing acquisitions could require use of a significant amount of our available cash. Furthermore, financing for future acquisitions may not be available on favorable terms, if at all. If we identify an appropriate acquisition candidate for any of our businesses, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, technologies or employees into our existing business and operations. Future acquisitions may not be well-received by the investment community, which may cause our stock price to fall. We cannot ensure that we will be able to identify or complete any acquisition in the future.
      If we acquire businesses, new services, or technologies in the future, we may be required to amortize significant amounts of identifiable intangible assets and we may record significant amounts of goodwill that will be subject to at least annual testing for impairment. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing stockholders’ ownership would be diluted significantly. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash. The anticipated benefits of any acquisition may not be realized. If any of the negative events occur, our results of operations and financial position could be materially adversely affected.

          Our operations could be harmed by factors including political instability, natural disasters, fluctuations in currency exchange rates and changes in regulations that govern international transactions.
      We have substantial international operations, including in the United Kingdom, France, Germany and Italy. The risks inherent in international trade may reduce our international sales and harm our business and the businesses of our customers and our suppliers. These risks include:

•	Changes in tariff regulations;

•	Political instability, war, terrorism and other political risks;

•	Foreign currency exchange rate fluctuations;

•	Establishing and maintaining relationships with local distributors and dealers;

•	Lengthy accounts receivable payment cycles;

•	Import and export licensing requirements;

•	Compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and regulatory requirements;

•	Greater difficulty in safeguarding intellectual property than in the U.S.;

•	Challenges caused by distance, language and cultural differences;

•	Potentially adverse tax consequences;

•	Difficulty in staffing and managing geographically diverse operations; and

•	Higher costs associated with doing business internationally.
      These and other risks may preclude or curtail international sales or increase the relative price of our services compared to those of local competitors in other countries, reducing the demand for our services.
          We are subject to exchange rate risk in connection with our international operations.
      The results of operations of OD2 are exposed to foreign exchange rate fluctuations as the financial results of this subsidiary are translated from the local currency to U.S. dollars upon consolidation. Because of the significance of the operations of OD2 to our consolidated operations, as exchange rates vary, net sales and other operating results, when translated, may differ materially from our prior performance and our expectations. In addition, because of the significance of our overseas operations, we could also be significantly affected by weak economic conditions in foreign markets that could reduce demand for our services and further negatively impact results of operations in a material and adverse manner. As a result of these market risks, the price of our stock could decline significantly and rapidly.
      We may in the future engage in hedging activities and may as a result experience gains or losses from these hedging activities. As foreign currency exchange rates vary, the fluctuations in revenue and expenses may materially impact the financial statements upon consolidation. A weaker U.S. dollar would result in an increase to revenue and expenses upon consolidation, and a stronger U.S. dollar would result in a decrease to revenue and expenses upon consolidation.
          The lease for our corporate headquarters in Seattle, Washington can be terminated by the landlord on 150 days notice. If the landlord terminates our lease, we most likely would be required to locate new facilities and make significant expenditures in relocating our operations.
      The lease for our corporate headquarters in Seattle, Washington can be terminated by the landlord on 150 days notice. If we are required to move to a new location, we could incur significant expenditures in relocating our operations as well as a disruption of our business. In addition, we may need to commit to a long term lease for a new location for our headquarters, which would impact the flexibility we would otherwise have to restructure our business in the future to reduce expenses if necessary.

          Our business and operations may be especially subject to the risks of earthquakes and other natural catastrophes in the Pacific Northwest.
      Our U.S. computer and communications infrastructure is located at a single leased facility in Seattle, Washington, an area that is at heightened risk of earthquake and volcanic events. We do not have fully redundant systems, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage. Despite our efforts, our network infrastructure and systems could be subject to service interruptions or damage and any resulting interruption of services could harm our business, operating results and reputation.

Risks Related to Our Industry
          We must provide digital rights management solutions that are acceptable to both content providers and consumers.
      We must provide digital rights management solutions and other security mechanisms in order to address concerns of content providers and artists, and we cannot be certain that we can develop, license or acquire such solutions or that content licensors or consumers will accept them. Consumers may be unwilling to accept the use of digital rights management technologies that limit their use of content, especially with large amounts of free content readily available. No assurance can be given that such solutions will be available to us upon reasonable terms, if at all. If we are unable to acquire these solutions on reasonable or any terms, or if customers are unwilling to accept these solutions, our business and prospects could be harmed.
          Our industry is experiencing consolidation that may intensify competition.
      The Internet and digital media services industries are undergoing substantial change that has resulted in increasing consolidation and a proliferation of strategic transactions. Many companies in these industries have failed or are being acquired by larger entities. As a result, we are increasingly competing with larger competitors which have substantially greater resources than we do. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:

•	Competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our services or the loss of certain enhancements or value-added features to our services;

•	Competitors could obtain exclusive access to desirable multimedia content and prevent that content from being available in certain formats or markets, thus impairing our content selection and our ability to attract customers;

•	Suppliers of important or emerging technologies could be acquired by a competitor or other company which could prevent us from being able to utilize such technologies in our offerings, and disadvantage our offerings relative to those of competitors;

•	A competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our services; and

•	Other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content, or which could significantly change the market for our services.
      Any of these results could put us at a competitive disadvantage that could cause us to lose customers, revenue and market share. They could also force us to expend greater resources to meet the competitive threat, which could also harm our operating results.

          Our business could be harmed by a lack of availability of popular content.
      Our digital media services business is affected by the release of “hit” music titles, which can create cyclical trends in sales distinctive to the music industry. It is not possible to determine the timing of these cycles or the future availability of hit titles. We depend upon the music content providers to continue to produce hits. To the extent that new hits are not available, or not available at prices attractive to consumers, our sales and margins may be adversely affected. In addition, to the extent other music services obtain exclusive rights to certain popular content and we are unable to offer such content on our services, our revenues or operating results may be adversely impacted.
          The growth of our business depends on the increased use of the Internet and wireless networks for communications, electronic commerce and advertising.
      The growth of our business depends on the continued growth of the Internet and wireless networks as a medium for media consumption, communications, electronic commerce and advertising. Our business will be harmed if such usage does not continue to grow, particularly as a source of media information and entertainment and as a vehicle for commerce. Our success also depends on the efforts of third parties to develop the infrastructure and complementary services necessary to maintain and expand the Internet and wireless networks as viable commercial channels, and identifying additional viable revenue models for digital media-based businesses. We believe that other Internet-related issues, such as security, privacy, reliability, cost, speed, ease of use and access, quality of service, and necessary increases in bandwidth availability and access on an affordable basis, remain largely unresolved and may affect the amount and type of business that is conducted over such mediums, and may adversely affect our ability to sell our services and ultimately impact our business results and prospects.
      If usage of the Internet and wireless networks grows, the respective infrastructure may not be able to support the demands placed on them by such growth, specifically the demands of delivering high-quality media content. As a result, the performance and reliability of such mediums may decline. In addition, the Internet and wireless networks have experienced interruptions in service as a result of outages, system attacks and other delays occurring throughout the relevant network infrastructure. If these outages, attacks or delays occur frequently or on a broad scale in the future, overall usage, as well as the usage of our services could grow more slowly or decline.
          If broadband technologies do not become widely available or widely adopted, our online media distribution services may not achieve broad market acceptance, and our business may be harmed.
      We believe that increased Internet use and especially the increased use of media over the Internet may depend on the availability of greater bandwidth or data transmission speeds (also known as broadband transmission). If broadband technologies do not become widely available or widely adopted, our online media distribution services may not achieve broad market acceptance and our business and prospects could be harmed. Congestion over the Internet and data loss may interrupt audio and video streams, resulting in unsatisfying user experiences. The success of digital media distribution over the Internet depends on the continued rollout of broadband access to consumers on an affordable basis. To date, we believe that broadband technologies have been adopted at a slower rate than expected, which we believe has delayed broader-based adoption of the Internet as a media distribution medium. Our business and prospects may be harmed if the rate of adoption does not increase.
          Government regulation could adversely affect our business.
      We are not currently subject to direct regulation by any governmental agency, other than laws and regulations generally applicable to businesses. Export and import controls, including controls on the use of encryption technologies, may apply to our services both in the U.S. and in Europe. In general, our e-commerce services are also regulated by laws and regulations covering copyright, privacy and data protection and consumer rights. Changes in these laws and regulations could result in uncertainty and potentially adversely affect our business.

          We may be subject to market risk and legal liability in connection with the data collection capabilities of our services.
      Many of our services leverage interactive applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our services send information to servers. Many of the services we provide also require that a user provide certain information to us. We post an extensive privacy policy concerning the collection, use and disclosure of user data involved in interactions between our client and server products. Any failure by us to comply with our posted privacy policy and existing or new legislation regarding privacy issues could impact the market for our services, subject us to litigation and harm our business.
     Risks Related to Our Common Stock
          Our future capital-raising activities could involve the issuance of equity securities, which would dilute your investment and could result in a decline in the trading price of our common stock.
      We may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for additional capital at that time. Raising funds through the issuance of equity securities will dilute the ownership of our existing stockholders. Furthermore, we may enter into financing transactions at prices that represent a substantial discount to the market price of our common stock. A negative reaction by investors and securities analysts to any discounted sale of our equity securities could result in a decline in the trading price of our common stock.
          Some provisions of our amended and restated certificate of incorporation and amended bylaws and of Delaware law may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.
      Some of the provisions of our amended and restated certificate of incorporation and amended bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price.
      For example, our board of directors is divided into three classes. At each annual meeting of stockholders, the terms of approximately one-third of the directors will expire, and new directors will be elected to serve for three years. It will take at least two annual meetings to effect a change in control of our board of directors because a majority of the directors cannot be elected at a single meeting, which may discourage hostile takeover bids.
      In addition, our amended and restated certificate of incorporation authorizes the board of directors to issue up to 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. No shares of preferred stock are currently outstanding and we have no present plans for the issuance of any preferred stock. The issuance of any preferred stock, however, could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders’ control.
      Our amended bylaws contain provisions that require stockholders to act only at a duly-called meeting and make it difficult for any person other than management to introduce business at a duly-called meeting by requiring such other person to follow certain notice procedures.
      Finally, we are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of our certificate of incorporation and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management, even if such things would be in the best interests of our stockholders.
          Securities analysts may not continue to cover our common stock or may issue negative reports, and this may have a negative impact on our common stock’s market price.
      There is no guarantee that securities analysts will continue to cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our common stock’s market price. The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about our business or us. If one or more of the analysts who cover us downgrades our stock, our stock price may decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, recently adopted rules mandated by the Sarbanes-Oxley Act of 2002, and a global settlement reached between the SEC, other regulatory analysts and a number of investment banks in April 2003, may lead to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms will now be required to contract with independent financial analysts for their stock research. It may be difficult for companies with smaller market capitalizations, such as our company, to attract independent financial analysts that will cover our common stock, which could have a negative effect on our market price.
          Market fluctuations and volatility could cause the trading price of our common stock to decline and limit our ability to raise capital.
      Our common stock trades on the Nasdaq Capital Market. Our common stock has experienced extreme price and volume fluctuations to date. To illustrate, since January 1, 2003, the highest bid price for our common stock was $3.48, while the lowest bid price was $0.18. In the future, the market price and trading volume of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

•	Our anticipated or actual operating results;

•	Developments concerning our technologies and market offerings;

•	Technological innovations or setbacks by us or our competitors;

•	Conditions in the digital media and Internet markets;

•	Announcements of merger or acquisition transactions; and

•	Other events or factors and general economic and market conditions.
      In the past, securities class action litigation has been brought against companies that experienced volatility in the trading price of their securities. Market fluctuations in the price of our common stock could also adversely affect our ability to sell equity securities at a price we deem appropriate.
          Future sales of our common stock, or the perception that future sales could occur, may adversely affect our common stock price.
      If a large number of shares of our common stock are sold in the open market, or if there is a perception that such sales could occur, the trading price of our common stock could decline materially. In addition, the sale of these shares, or possibility of such sale, could impair our ability to raise capital through the sale of additional shares of common stock.
      In addition to this registration statement covering the resale of 28,875,000 shares of our common stock issued and issuable upon exercise of warrants issued to investors in our February 2006 private placement transaction, we are also required to file an amendment to an existing registration statement covering the resale up to an additional 6,444,685 shares issued and issuable upon exercise of outstanding options and warrants.
      Sales of shares pursuant to exercisable options and warrants could also lead to subsequent sales of the shares in the public market. These sales, together with sales of shares by the selling stockholders, could depress the market price of our stock by creating an excess in supply of shares for sale. Availability of these shares for sale in the public market could also impair our ability to raise capital by selling equity securities.
          Our common stock could be delisted from the Nasdaq Capital Market if our stock price continues to trade below $1.00 per share.
      On July 7, 2005, we received a notice from The Nasdaq Stock Market that Loudeye’s common stock is subject to delisting from the Nasdaq Capital Market as a result of failure to comply with the $1.00 per share bid price requirement for 30 consecutive days as required by Nasdaq Marketplace Rule 4310(c)(4). In the notice, Nasdaq informed us that we will be provided a grace period of 180 calendar days, or until January 3, 2006, to regain compliance.
      On January 4, 2006, we received a further notice from Nasdaq noting that we had not regained compliance with the minimum bid price rule as of January 3, 2006. However, the Nasdaq notice also stated that as of January 3, 2006, Loudeye met all the initial inclusion criteria in Nasdaq Marketplace Rule 4310(c) (except for the bid price). As a result, we have been provided an additional 180 day calendar compliance period, or until July 3, 2006, to regain compliance with Nasdaq minimum bid price requirements. According to the Nasdaq notice, if at anytime before July 3, 2006, the bid price of Loudeye’s common stock closes at $1.00 per share or more for 10 consecutive days, the Nasdaq staff will provide us written notification that Loudeye has regained compliance with the Rule.
      Delisting from the Nasdaq Capital Market could have an adverse effect on our business and on the trading of our common stock. In order to maintain compliance with Nasdaq Capital listing standards, we may consider several strategies. For example, at our 2005 annual meeting, Loudeye’s stockholders approved an amendment to Loudeye’s Certificate of Incorporation to effect a reverse stock split of Loudeye’s authorized and issued and outstanding Common Stock at ratios of one-for-two, one-for-three, one-for-four, one-for-five, one-for-six, one-for-seven, one-for-eight, one-for-nine or one-for-ten. The board of directors may elect to affect a reverse stock split at any one of these ratios at any time before the 2006 annual meeting of Loudeye’s stockholders. In February 2006, Loudeye and investors in a private placement transaction entered into a subscription agreement which contains a covenant by Loudeye that it will maintain its listing on the Nasdaq Capital Market. We cannot predict what effect a reverse stock split would have on the market price of our common stock or our ability to maintain compliance with the listing standards of the Nasdaq Capital Market. If a delisting of our common stock were to occur, our common stock would trade on the OTC Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. Such alternatives are generally considered to be less efficient markets, and our stock price, as well as the liquidity of our common stock, may be adversely impacted as a result.
          We may implement a reverse stock split in order to regain compliance with Nasdaq listing requirements. If our stock price drops following a reverse stock split, we may owe amounts to investors in our February 2006 private placement transaction, which we may elect to satisfy by issuing additional shares of our common stock.
      If we have not regained compliance with Nasdaq minimum bid price requirements by July 3, 2006 (the end of our current grace period), we expect to implement a reverse stock split to the extent necessary to regain compliance with Nasdaq minimum bid price requirements. The transaction documents relating to Loudeye’s February 2006 private placement provide that if Loudeye implements a reverse stock split within six months of the closing of the private placement and the volume weighted average trading price of Loudeye’s common stock on the Nasdaq Capital Market for the twenty trading days immediately following the date the effectiveness of such split is announced is less than the lesser of $0.50 or the closing price of Loudeye’s common stock on the Nasdaq Capital Market on the date of the announcement of the effectiveness of such stock split is announced, then Loudeye will be required to pay an amount in cash or stock, at Loudeye’s election, to the investors in the private placement in the amounts described below. The amount of any such payment to an investor will not in any event exceed ten percent (10%) of the aggregate purchase price paid by such investor in the private placement. Subject to such limitation, if Loudeye elects to make such payment (if any) in cash, the amount to be paid to an investor would equal the number of shares of common stock purchased by such investor in the private placement that are then held by that investor multiplied by the lesser of (a) the difference between the closing price of Loudeye’s common stock on the Nasdaq Capital Market on the date of the announcement of the effectiveness of such split and the volume weighted average trading price of Loudeye’s common stock on the Nasdaq Capital Market for the twenty trading days immediately following the date the effectiveness of such split is announced, or (b) $0.50 less the average trading price of Loudeye’s common stock on the Nasdaq Capital Market for the twenty trading days immediately following the date the effectiveness of such split is announced. If Loudeye elects to make such payment (if any) in shares of Loudeye common stock, the amount of shares to be issued to an investor (the “Additional Shares”) would equal the cash amount to be paid to such investor described above divided by the volume weighted average trading price of Loudeye’s common stock on the Nasdaq Capital Market for the twenty trading days immediately following the date the effectiveness of such split is announced. Any such issuance of Additional Shares would be subject to the approval of Loudeye’s stockholders to the extent necessary to comply with the rules of the Nasdaq Capital Market.
      If we elect to make any such payment in cash, our already limited cash resources will be further reduced. If we elect to make any such payment by issuing additional shares of Loudeye common stock to investors in our February 2006 private placement transaction, our existing stockholders will be diluted.
          The large number of holders and lack of concentration of ownership of our common stock may make it difficult for us to reach a quorum or obtain an affirmative vote of our stockholders at future stockholder meetings.
      Our stock is held in a large number of individual accounts with no one registered holder or group of registered holders individually accounting for more than 5% of our outstanding common stock. As a result, it may be difficult for us to reach a quorum or obtain an affirmative vote of a majority of our stockholders where either of those thresholds are measured based on the total number of shares of our common stock outstanding. Difficulty in obtaining a stockholder vote could impact our ability to complete any financing or strategic transaction requiring stockholder approval or effect basic corporate governance changes, such as an increase in the authorized number of shares of our common stock.
          As a result of accounting regulations which will become applicable to us on January 1, 2006 requiring companies to expense stock options, our expenses will increase and our stock price may decline.
      A number of publicly-traded companies have recently announced that they will begin expensing stock option grants to employees. In addition, the Financial Accounting Standards Board (FASB) has adopted rule changes with an effective date beginning January 1, 2006 requiring expensing of stock options. Currently, we include such expenses on a pro forma basis in the notes to our annual financial statements in accordance with accounting principles generally accepted in the United States, but do not include stock option expense for employee options in our reported financial statements. This change in accounting standards will require us to expense stock options, and as a result our reported expenses may increase significantly.
          Recently enacted and proposed changes in securities laws and regulations have increased and will continue to increase our costs.
      The Sarbanes-Oxley Act of 2002 along with other recent and proposed rules from the SEC and Nasdaq has required changes in our corporate governance, public disclosure and compliance practices.

Many of these new requirements have increased and will continue to increase our legal and financial compliance costs, and make some corporate actions more difficult. These developments could make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments also could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.
USE OF PROCEEDS
      We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. However, 12,375,000 shares of common stock offered by this prospectus are issuable in the future upon the exercise of the common stock purchase warrants held by the selling stock holders. These warrants may be exercised for cash or, under certain circumstances, on a cashless exercise basis. If all of these warrants are exercised for cash, we would receive aggregate gross proceeds of approximately $8.4 million.
      We received net proceeds of approximately $7.6 million from the issuance of shares of common stock and warrants pursuant to the Subscription Agreement. We expect to use these proceeds and the proceeds, if any, from exercise of the warrants, for working capital and general corporate purposes.
SELLING STOCKHOLDERS
      We are registering for resale certain shares of our common stock.
      The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors. Information concerning the selling stockholders may change after the date of this prospectus and changed information will be presented in a supplement to this prospectus if and when required.
      Except as provided below, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.
February 2006 Private Placement Participants
      The following table contains information as of February 22, 2006 with respect to stockholders who purchased securities in a private placement pursuant to a subscription agreement dated as of February 20, 2006 (the “Subscription Agreement”). We issued an aggregate of 16,500,000 shares of our common stock to these selling stockholders, together with warrants to purchase 12,375,000 shares of common stock at an exercise price of $0.68 per share, for an aggregate purchase price of $8.25 million. The net proceeds to us from the financing, after deducting expenses, were approximately $7.6 million. The warrants are not exercisable until August 22, 2006, and are then exercisable until February 22, 2011. As part of the financing, we also granted the selling stockholders a one year right to purchase up to 30% of any securities sold by us in future financings, subject to exceptions set forth in the Subscription Agreement. Our issuance of these securities was made in reliance on exemptions from the registration requirements of the Securities Act of 1933 as provided by Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder.
      The table below contains information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The first column lists the number of shares of common stock beneficially owned by each selling stockholder as of February 22, 2006 as determined in accordance with the rules of the Commission. The second column lists the percentage of outstanding shares that is beneficially owned by each selling stockholder. The third column lists the number of shares of common stock issuable to each selling stockholder upon exercise of the warrants acquired by such stockholder in the February 2006 private placement, such amount calculated without regard to any limitations on exercise. Shares in column three are not included in the first column because these warrants are not exercisable within 60 days of February 22, 2006. The fourth column lists the shares of common stock being offered through this prospectus by each selling stockholder. In accordance with registration obligations contained in the Subscription Agreement, this prospectus covers the resale of such number of shares of common stock issued pursuant to the Subscription Agreement plus those shares of common stock issuable upon exercise of the warrants, determined as if the outstanding warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the Commission. The registration rights set forth in the Subscription Agreement may be transferred to a transferee or assignee provided that such transferee or assignee acquires at least 100,000 shares from the holder of such registrable securities. If we do not comply with our registration obligations, we have agreed to pay to each selling stockholder liquidated damages of up to 1% of its investment amount per month (pro-rated on a daily basis for partial months) that we are out of compliance with our registration obligations (up to a maximum of 8% of such selling stockholder’s investment amount).
      Under the terms of the warrants, a selling stockholder may not exercise the warrants if such stockholder, together with its affiliates, would then beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock immediately following such exercise (excluding any shares with respect to which the warrants have not yet been exercised). The number of shares in the third column, however, does not reflect this limitation. For a more complete description of the warrants, please see the Form of Warrant which was filed as Exhibit 10.2 to our current report on Form 8-K, as filed with the Securities and Exchange Commission on February 21, 2006.
      The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

      This information is based upon information provided by the selling stockholders. The selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date as of which they provided this information.

	Total Number of			Number of Shares		Ownership After Offering
	Shares of			of Common Stock	Maximum
	Common Stock		Percent of	Underlying	Number of	Number of	Percent of
	Beneficially		Shares	Warrants Issued	Shares That	Shares	Shares
	Owned Before		Beneficially	in 2006 Private	May be	Beneficially	Beneficially
Selling Stockholder	Offering(1)		Owned (1)	Placement(1)	Offered(1)	Owned(2)	Owned(2)

Bristol Investment Fund, Ltd.	2,250,000	(3)	1.7%	1,687,500	3,937,500	—	—
Capital Ventures International	1,000,000	(4)	*	750,000	1,750,000	—	—
Cranshire Capital, LP	2,250,000	(5)	1.7%	1,687,500	3,937,500	—	—
Crescent International Ltd.	632,258	(6)	*	450,000	1,050,000	—	—
Iroquois Master Fund Ltd.	1,000,000	(7)	*	750,000	1,750,000	—	—
Nite Capital LP	1,300,000	(8)	1.0%	975,000	2,275,000	—	—
Omicron Master Trust	1,264,516	(9)	1.0%	900,000	2,100,000	—	—
Portside Growth and Opportunity Fund	2,550,000	(10)	1.9%	1,125,000	2,625,000	—	—
RAQ, LLC	500,000	(11)	*	375,000	875,000	—	—
Smithfield Fiduciary LLC	2,589,999	(12)	2.0%	1,125,000	2,625,000	—	—
Truk International Fund, LP	40,000	(13)	*	30,000	70,000	—	—
Truk Opportunity Fund, LLC	360,000	(14)	*	270,000	630,000	—	—
Vicis Capital Master Fund	3,000,000	(15)	2.3%	2,250,000	5,250,000	—	—

Total:	18,736,773		14.1%	12,375,000	28,875,000

*	Less than one percent (1%)

(1)	Percentage of beneficial ownership for the selling stockholder is based on 132,560,666 shares of our common stock outstanding as of March 1, 2006. Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person, shares for which the named person has sole or shared power over voting or investment decisions are included. The column “Total Number of Shares of Common Stock Beneficially Owned Before Offering” does not include warrants acquired as of February 22, 2006 in connection with the private placement by the selling stockholders (which warrants are listed under the column “Number of Shares of Common Stock Underlying Warrants Issued in 2006 Private Placement”) because such warrants are not exercisable within 60 days of March 1, 2006. Shares underlying these warrants are included in the column “Maximum Number of Shares That May be Offered” (as are the shares of common stock issued to the selling stockholders in the December 2004 private placement).

(2)	Because each selling stockholder may sell all, some or none of the shares of common stock which they hold, no estimate can be given of the number of shares of common stock that will be held by each of them upon termination of the offering.

(3)	Bristol Capital Advisors, LLC (“BCA”), is the investment advisor to Bristol Investment Fund, Ltd. and consequently has voting control and investment discretion over the shares held by Bristol Investment Fund, Ltd. Paul Kessler is the manager of BCA. BCA and Paul Kessler disclaim beneficial ownership of the shares held by Bristol Investment Fund, Ltd.

(4)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International, has discretionary authority to vote and dispose of the shares held by Capital Ventures International and may be deemed to be the beneficial owners of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.

(5)	Mitchell P. Kopin, President of Downsview Capital, Inc., the General Partner of Cranshire Capital, LP has sole voting and investment control over the shares held by Cranshire Capital, LP Both Mitchell P. Kopin and Downsview Capital, Inc. disclaim beneficial ownership of the shares held by Cranshire Capital, L.P.

(6)	Includes 600,000 shares of common stock acquired in the 2006 private placement and 32,258 shares issuable upon exercise of warrants acquired in August 2003. Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacity as managers of Cantara (Switzerland) SA, the investment advisor to Crescent International Ltd., have voting control and investment discretion over the shares owned by Crescent International Ltd. Messrs. Brezzi and Taleb-Ibrahimi disclaim ownership of such shares.

(7)	Joshua Silverman has voting and investment control over the shares owned by Iriquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of such shares.

(8)	Keith Goodman is Manager of Nite Capital, LLC, the General Partner of Nite Capital, LP, and consequently has voting control and investment discretion over the shares held by Nite Capital LP. Keith Goodman and Nite Capital, LLC disclaim beneficial ownership of the shares held by Nite Capital LP.

(9)	Includes 1,200,000 shares of common stock acquired in the 2006 private placement and 64,516 shares of common stock issuable upon exercise of warrants acquired in 2003. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of March 1, 2006, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(10)	Includes 1,500,000 shares of common stock acquired in the 2006 private placement and 1,050,000 shares of common stock issuable upon exercise of warrants acquired in December 2004. Ramius Capital Group, LLC (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the securities held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the

sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any securities deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(11)	Lindsay A. Rosenwald is the managing member of RAQ, LLC.

(12)	Includes 1,500,000 shares of common stock acquired in the 2006 private placement and 1,089,999 shares of common stock issuable upon exercise of warrants acquired in December 2004. Highbridge Capital Management, LLC, is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over the shares held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the shares held by Smithfield Fiduciary LLC.

(13)	Michael Fein and Stephen Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk International Fund, LP, exercise investment and voting control over the securities owned by Truk International Fund, LP. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk International Fund, LP.

(14)	Michael Fein and Stephen Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk Opportunity Fund, LLC, exercise investment and voting control over the securities owned by Truk Opportunity Fund, LLC. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the securities owned by Truk Opportunity Fund, LLC.

(15)	Vicis Capital LLC is the investment manager for Vicis Capital Master Fund and has the power to direct the voting and disposition of shares held by Vicis Capital Master Fund. John Succo, Sky Lucas and Shad Stastney control Vicis Capital LLC, but disclaim beneficial ownership of the securities.

PLAN OF DISTRIBUTION
      The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares included in this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	An exchange distribution in accordance with the rules of the applicable exchange;

•	Privately negotiated transactions;

•	Settlement of short sales;

•	Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	A combination of any such methods of sale; and

•	Any other method permitted pursuant to applicable law.
      The selling stockholders may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus.

      Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
      The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
      The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
      Three of the selling stockholders, Capital Ventures International, Portside Growth and Opportunity Fund and RAQ, LLC, are affiliates of a broker-dealer. Each of these selling stockholders has represented and warranted to us that, at the time of the purchase, it did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares and that it acquired shares of our common stock in the ordinary course of business.
      We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
      Roth Capital acted as a placement agent in connection with the private placement of the shares, and it received a fee in the amount of approximately $560,000 in connection with its role as placement agent and is entitled to reimbursement for its reasonable out of pocket expenses.
      The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares. Each of the selling stockholders represented in the Subscription Agreement, that it was aware that the anti-manipulation provision of Regulation M under the Exchange Act may apply to purchases and sales of shares by the selling stockholders, and that there are restrictions on market making activities by persons engaged in the distribution of the shares.
VALIDITY OF COMMON STOCK
      The validity of the common stock offered by this prospectus has been passed upon by Latham & Watkins LLP, Los Angeles, California.

EXPERTS
      The consolidated financial statements of Loudeye Corp. as of December 31, 2005 and December 31, 2004 and for the years then ended and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and December 31, 2004, incorporated by reference in this prospectus, have been so included in reliance on the reports of Moss Adams LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated statements of operations, of stockholders’ equity and of cash flows of Loudeye Corp. for the year ended December 31, 2003, incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report (which contains an emphasis of a matter paragraph relating to the Company’s liquidity position as disclosed in the second, third and fourth paragraphs of Note 1, which appear in the consolidated financial statements in the Company’s Form S-1 dated February 9, 2005 and are not presented herein) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of On Demand Distribution Ltd. as of March 31, 2004 and 2003 and for each of the years then ended, incorporated in this Prospectus by reference to Item 9.01(b) of the Company’s Current Report on Form 8-K/A filed with the U.S. Securities and Exchange Commission on September 7, 2004, have been audited by Grant Thornton UK LLP, independent accountants, as set forth in their report thereon and are included in reliance upon such report given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section of the SEC, 100 F Street, N.E., Washington DC 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. You also may inspect copies of these materials and other information about us at the Nasdaq National Market, 33 Whitehall Street, New York, New York 10004.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we will file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings that we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and prior to the time the selling stockholders stop offering the securities under this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Commission on March 15, 2006;

•	Definitive Proxy Statement on Schedule 14A filed with the Commission on April 18, 2005;

•	Current reports on Form 8-K filed with the Commission on January 4, January 25, February 8, February 17, February 21, February 23, and February 27, 2006;

•	Consolidated financial statements of On Demand Distribution Ltd. as of March 31, 2004 and 2003 included in Item 9.01(b) appearing on pages 4 through 23 of the Current Report on Form 8-K/A filed with the Commission on September 7, 2004;

•	Description of our common stock contained in our registration statement on Form 8-A filed February 17, 2000; and

•	all documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before we stop offering the securities under this prospectus (other than those portions of such documents described in paragraphs (i), (k), and (l) of Item 402 of Regulation S-K promulgated by the Commission).
      Any statement contained in a document which, or a portion of which, is incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.
      We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933, as amended, that registers the shares offered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information set forth in the Registration Statement. You should read the Registration Statement for further information about us and our common stock.
      We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents. Requests for such copies should be addressed to:
Loudeye Corp.
Corporate Secretary
1130 Rainier Avenue South
Seattle, Washington 98144
Telephone Number: (206) 832-4000